Exhibit 99.1

Issue of Shares

September 19, 2017, London - Verona Pharma plc (AIM:VRP) (NASDAQ:VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces that it will issue 133,333 new ordinary shares in the capital of the Company (the “New Shares”) following an exercise of share options by N+1 Singer Capital Markets Limited. Application has been made to the London Stock Exchange for the New Shares to be admitted to trading on AIM, with dealings expected to commence on 22 September 2017 (“Admission”).

Following Admission, the Company will have a total of 105,017,401 Ordinary Shares in issue each carrying one voting right. The Company does not hold any Ordinary Shares in Treasury. This figure of 105,017,401 Ordinary Shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FCA’s Disclosure and Transparency Rules.

About Verona Pharma plc

Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, RPL554, is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts as both a bronchodilator and an anti-inflammatory agent in a single compound. In clinical trials, treatment with RPL554 has been observed to result in statistically significant improvements in lung function as compared to placebo and has shown clinically meaningful and statistically significant improvements in lung function when added to two commonly used bronchodilators as compared to either bronchodilator administered as a single agent. Verona Pharma is developing RPL554 for the treatment of chronic obstructive pulmonary disease (COPD), cystic fibrosis, and potentially asthma.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

Stifel Nicolaus Europe Limited (Nominated Adviser and UK Broker)	Tel: +44 (0) 20 7710 7600 SNELVeronaPharma@stifel.com
Stewart Wallace / Jonathan Senior / Ben Maddison